LETTER OF CONFIRMATION

April 4, 2006

To:

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Office of the Administrator, New Brunswick

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

L’Autorite des marches financiers

Securities Division, Saskatchewan Financial Services Commission

Securities Registry, Government of the Northwest Territories

Registrar of Securities, Government of the Yukon Territory

The Toronto Stock Exchange

Dear Sirs:

Subject:

PrimeWest Energy Trust (the “Corporation”)

We confirm that the following materials were sent by pre-paid mail commencing March 27, 2006 and completed March 30, 2006, to the registered holders of Trust Units of the Corporation:

1.

Annual Report

2.

Notice of Meeting and Information Circular

3.

Proxy/Voting Instruction Form

4.

Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on March 30, 2006, to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen

Assistant Trust Officer

Corporate Trust Department